Exhibit 99.3

Dear Shareholders,

I hope this letter finds you in good health and high spirits. As the Chairman and CEO of Highway Holdings Limited (the “Company”) it is my privilege to present to you an update on the numerous actions and activities we have undertaken over the past 12 months as part of our strategy to reverse the decline of our business and set the company back on a path of sustained growth.

In the face of the considerable challenges that our industry has experienced, we recognized the need for a comprehensive strategy that not only addresses the lingering effects of COVID-19 but also positions us for long-term success. With the unwavering dedication of our team and the support of our valued shareholders, I am pleased to report that we have made significant progress in our journey towards revitalizing Highway Holdings and enhancing our ability to capture the growth opportunities ahead of us.

Some of the specific focus areas and actions taken include:

1.	Product Innovation and Diversification: We are a product company and our success is reliant on our ability to provide customers the solutions they need. I am pleased to report that over the last 3 years, we have developed 3 new electro motors for existing customers. One of these motors is now in production, while the other 2 motors are in various stages of design and testing. In addition, we designed a programmable motor, a small size power motor and a planetary gear box, all of which are in the final stage of design and development.

2.	Myanmar Factory Awarded ISO 9001:2015 Certification: Our factory in Myanmar has been consistently producing high quality products with proper quality control processes in place. The official ISO 9001:2015 certification that we were awarded earlier this year confirms that, and is important for new business. This validates and certifies the quality management systems in all the Company’s factories, which not only ensures a consistent high quality of manufacturing process. More importantly, we expect this certification will help to attract new business, since purchase managers, are hesitant to issue orders to any factory without ISO certification. We are excited about this given the approximately 3-year delay in certification caused by travel delays and disruptions related to the COVID-19 pandemic.

3.	Proactively Addressing Supply Chain Regulations: I am pleased to provide you with an update on our proactive measures to address the potential impact of the new German Supply Chain Act on our business operations. This legislation has prompted major brand manufacturers to reconsider sourcing products from countries, such as Myanmar, associated with human rights violations. As a result, we anticipate a decline in business from a German customer for a product that is currently manufactured in Myanmar. In response to this situation, we have diligently pursued alternative opportunities to mitigate the potential loss and maintain the growth trajectory of our Myanmar factory. Our primary focus has been on actively exploring business prospects with Chinese companies. Chinese companies are actively seeking ways to enter the U.S. market while minimizing the significant import duties imposed during the ongoing trade war between China and the U.S. As a developing country, Myanmar still benefits from preferential import duty rates. Additionally, Chinese companies face challenges stemming from the repercussions of the former one-child policy, which have led to a shrinking labor pool and increased manufacturing costs. In this context, Myanmar, with its abundant low-cost labor, presents an appealing solution to address both of these issues.

4.	Capital Allocation and Growth Acceleration: As part of our business strategy, we actively evaluate M&A transactions seeking those that can help us strengthen our competitive advantage, accelerate revenue growth, enhance customer satisfaction, or add valuable new capabilities. We have an executive led process in place for such evaluations, which allows us to benefit from our team’s years of sourcing. I am pleased to report that we have also recently engaged an experienced business consultant, as part of our M&A evaluation process, to work with us in determining the best strategic targets for our core growth strategy. We acknowledge the limitations of our organic company growth, and thus, we have been actively searching for a suitable partnership or acquisition for quite some time. Now that the COVID pandemic has subsided, we are closer than ever to finalizing a deal. However, we cannot guarantee that the discussions with potential targets and partners will be successfully concluded in the near future, considering the typical complexities involved in such negotiations.

As part of our initial evaluation phase, we undertook exploratory discussions over the last eight months with companies in Germany, Vietnam, Myanmar, China, the U.S. and Mexico. We engaged with 3 potential M&A parties in Germany, with high-level discussions around setting up a marketing platform for our services. We determined that two were not suitable, while the third has potential and we are in very early stages of discussions. In Vietnam, we engaged in discussions with a potential strategic partner operating in the Ho Chi Minh City area for several years. These visits have centered around exploring a partnership to leverage our collective manufacturing capabilities to capture new growth opportunities.

5.	Directly Aligning Compensation with Results: On May 13, 2023, the Board of Directors (the “Board”) of Highway Holdings granted an award of 300,000 restricted shares (the “Shares”) under the Company’s 2020 Stock Option and Restricted Stock Plan to Roland Kohl, the Company’s Chief Executive Officer and Chairman of the Board. The Shares are subject to vesting, and any Shares that have not vested (i) by the fifth anniversary of the date of grant, or (ii) upon termination of Mr. Kohl’s employment with the Company shall be automatically forfeited and reconveyed to the Company. The Shares vest in three (3) tranches, with 100,000 of the Shares vesting in two tranches, and all of the unvested shares vesting in one tranche. Each tranche vests upon completion of a certain milestone by the Company relating to the consummation by the Company or its subsidiaries of certain strategic transactions within five (5) years from the date of grant of the Shares (each, a “Milestone”). The independent members of the Board shall have the final determination as to whether the Company has achieved a Milestone.

6.	Commitment to Governance: As part of our enhanced strategic focus, we also took the opportunity to streamline our Board, reducing the number from eight to five, as three directors that retired will not be replaced over the near-term. We believe the reduced size will allow for a more active Board, even better able to contribute based on their business acumen, while enhancing communications and decision making.

As we progress with the strategic initiatives mentioned above, we are excited about the Company’s potential. To reinforce our dedication to transparency, we made the decision to engage a new investor relations partner. We believe this will help us to more effectively communicate our progress to existing shareholders, keeping them informed, while also enabling us to reach out to potential new shareholders. By working with the new investor relations firm, we aim to enhance our investor relations efforts and establish an even stronger connections within the investment community.

The information provided above clearly demonstrates our unwavering commitment to our shareholders. We have dedicated significant effort and continue to do so, utilizing all available resources to put the Company back on a growth path. Finally, we remain resolute in our pursuit of sustainable growth and value creation for our shareholders, including sharing profits with you through dividends.

Thank you all for your patient support and steadfast confidence in the betterment of our Company.

Respectfully yours, Roland Kohl CEO, Highway Holdings Limited